Shanda to Operate NHN Games’ ArchLord in China

Shanghai, China – February 9, 2006 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company, today announced that it has entered into an agreement with NHN Games Corporation, a leading online game company in South Korea, for an exclusive license to operate ArchLord, a 3D massively multiplayer online role playing game, or MMORPG, in mainland China. The game is expected to enter closed beta testing in China during the second quarter of 2006.

With an evolving storyline of conquest and betrayal, ArchLord presents an epic adventure in which users band together as they embark on a quest for the ancient relics of the Archons. Following the launch of open beta testing in March 2005, ArchLord was well received by Korean users. NHN Games commercially launched ArchLord in Korea in January 2006.

“We are very pleased to add ArchLord to our diversified MMORPG portfolio,” said Tianqiao Chen, CEO of Shanda. “ArchLord is a fresh take on the MMORPG genre, mixing unique new features with already popular elements. We believe this game will appeal to both new and established MMORPG players in China, thus broadening the user demographic base for our home strategy.”

“We believe Shanda’s extensive experience operating online games in China makes it the ideal partner to operate ArchLord in China.” Kim Byoung Gwan, CEO of NHN Games commented, “With its superior quality and key new features where players compete to become the ‘archlord’ and shape the virtual game environment, we believe ArchLord will meet the expectations of Chinese users.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literary and music content. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements including statements regarding the date closed beta testing of ArchLord is expected to begin and the future appeal of ArchLord to MMORPG players in China. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that there are delays in localizing ArchLord for China, that ArchLord is not well received by MMORPG players in China and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

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CONTACT:

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667